JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D and any necessary amendments thereto with respect to the common stock of Mistras Group, Inc. and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 31, 2026.

Stephanie Foglia

/s/Stephanie Foglia

Stephanie Foglia

2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos

By: /s/Stephanie Foglia

Name: Stephanie Foglia

Title: Trustee